UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 9, 2023
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On February 9, 2023, the Credit Suisse Earnings Release 4Q22 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856, and 333-268336), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2021 (Credit Suisse 2021 20-F) filed with the SEC on March 10, 2022, the Group’s financial report for the first quarter of 2022 (Credit Suisse Financial Report 1Q22), filed with the SEC on Form 6-K on May 5, 2022, the Group’s financial report for the second quarter of 2022 (Credit Suisse Financial Report 2Q22), filed with the SEC on Form 6-K on July 29, 2022, the Group’s financial report for the third quarter of 2022 (Credit Suisse Financial Report 3Q22), filed with the SEC on Form 6-K on November 2, 2022 and the Group’s earnings release for the fourth quarter of 2022 (Credit Suisse Earnings Release 4Q22), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three and twelve months ended December 31, 2022. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2021 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Wealth Management, Investment Bank, Swiss Bank and Asset Management divisions. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	4Q22	4Q21	4Q22	4Q21	2022	2021	2022	2021
Statements of operations (CHF million)
Net revenues	3,220	4,656	3,060	4,582	15,213	23,042	14,921	22,696
Total operating expenses	4,428	5,736	4,334	6,266	18,529	18,924	18,163	19,091
Income/(loss) before taxes	(1,249)	(1,061)	(1,315)	(1,664)	(3,331)	(91)	(3,258)	(600)
Net income/(loss)	(1,321)	(1,443)	(1,397)	(2,080)	(7,304)	(1,029)	(7,306)	(1,626)
Net income/(loss) attributable to shareholders	(1,304)	(1,436)	(1,393)	(2,085)	(7,273)	(929)	(7,293)	(1,650)
Comparison of consolidated balance sheets
	Bank		Group
end of	4Q22	4Q21	4Q22	4Q21
Balance sheet statistics (CHF million)
Total assets	530,039	759,214	531,358	755,833
Total liabilities	481,563	711,127	486,027	711,603
Capitalization and indebtedness
	Bank		Group
end of	4Q22	4Q21	4Q22	4Q21
Capitalization and indebtedness (CHF million)
Due to banks	11,905	18,960	11,905	18,965
Customer deposits	234,554	393,841	233,235	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,371	35,368	20,280	35,274
Long-term debt	150,661	160,695	157,235	166,896
All other liabilities	64,072	102,263	63,372	97,649
Total liabilities	481,563	711,127	486,027	711,603
Total equity	48,476	48,087	45,331	44,230
Total capitalization and indebtedness	530,039	759,214	531,358	755,833

BIS capital metrics
	Bank		Group
end of	4Q22	4Q21	4Q22	4Q21
Capital and risk-weighted assets (CHF million)
CET1 capital	40,987	44,185	35,290	38,529
Tier 1 capital	54,843	59,110	50,026	54,373
Total eligible capital	54,843	59,589	50,026	54,852
Risk-weighted assets	249,536	266,934	250,540	267,787
Capital ratios (%)
CET1 ratio	16.4	16.6	14.1	14.4
Tier 1 ratio	22.0	22.1	20.0	20.3
Total capital ratio	22.0	22.3	20.0	20.5
Selected financial data – Bank
Condensed consolidated statements of operations
in	4Q22	4Q21	% change	2022	2021	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,247	2,228	91	12,265	9,593	28
Interest expense	(2,735)	(881)	210	(6,868)	(3,668)	87
Net interest income	1,512	1,347	12	5,397	5,925	(9)
Commissions and fees	1,906	3,008	(37)	8,861	13,180	(33)
Trading revenues	(591)	(152)	289	(525)	2,371	–
Other revenues	393	453	(13)	1,480	1,566	(5)
Net revenues	3,220	4,656	(31)	15,213	23,042	(34)
Provision for credit losses	41	(19)	–	15	4,209	(100)
Compensation and benefits	1,819	1,913	(5)	7,689	8,011	(4)
General and administrative expenses	2,096	2,530	(17)	9,338	8,581	9
Commission expenses	210	284	(26)	1,012	1,243	(19)
Goodwill impairment	0	976	(100)	23	976	(98)
Restructuring expenses	303	33	–	467	113	313
Total other operating expenses	2,609	3,823	(32)	10,840	10,913	(1)
Total operating expenses	4,428	5,736	(23)	18,529	18,924	(2)
Income/(loss) before taxes	(1,249)	(1,061)	18	(3,331)	(91)	–
Income tax expense	72	382	(81)	3,973	938	324
Net income/(loss)	(1,321)	(1,443)	(8)	(7,304)	(1,029)	–
Net income/(loss) attributable to noncontrolling interests	(17)	(7)	143	(31)	(100)	(69)
Net income/(loss) attributable to shareholders	(1,304)	(1,436)	(9)	(7,273)	(929)	–

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	4Q22	4Q21	% change
Assets (CHF million)
Cash and due from banks	67,746	164,026	(59)
Interest-bearing deposits with banks	387	1,256	(69)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,798	103,906	(43)
Securities received as collateral	2,978	15,017	(80)
Trading assets	65,955	111,299	(41)
Investment securities	1,717	1,003	71
Other investments	5,463	5,788	(6)
Net loans	268,104	300,358	(11)
Goodwill	2,868	2,881	0
Other intangible assets	452	276	64
Brokerage receivables	13,818	16,689	(17)
Other assets	41,753	36,715	14
Total assets	530,039	759,214	(30)
Liabilities and equity (CHF million)
Due to banks	11,905	18,960	(37)
Customer deposits	234,554	393,841	(40)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,371	35,368	(42)
Obligation to return securities received as collateral	2,978	15,017	(80)
Trading liabilities	18,337	27,539	(33)
Short-term borrowings	14,489	25,336	(43)
Long-term debt	150,661	160,695	(6)
Brokerage payables	11,442	13,062	(12)
Other liabilities	16,826	21,309	(21)
Total liabilities	481,563	711,127	(32)
Total shareholder's equity	47,871	47,390	1
Noncontrolling interests	605	697	(13)
Total equity	48,476	48,087	1

Total liabilities and equity	530,039	759,214	(30)
BIS statistics (Basel III)
end of	4Q22	4Q21	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	40,987	44,185	(7)
Tier 1 capital	54,843	59,110	(7)
Total eligible capital	54,843	59,589	(8)
Capital ratios (%)
CET1 ratio	16.4	16.6	–
Tier 1 ratio	22.0	22.1	–
Total capital ratio	22.0	22.3	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q22

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: February 9, 2023
By:
/s/ Ulrich Körner
/s/ Dixit Joshi
Ulrich Körner
Dixit Joshi
Chief Executive Officer
Chief Financial Officer